SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
July 22, 2014

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated July 21, 2014, entitled “Syneron Receives China CFDA Clearance for elure™ Advanced Skin Brightening Lotion”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250), on January 15, 2010 (Registration No. 333-164351), and on December 9, 2013 (Registration No. 333-192729).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: July 22, 2014

Syneron Receives China CFDA Clearance for elure™ Advanced Skin Brightening Lotion

Award Winning Product Enters World’s Largest Market with First-of-its-kind, Skin Brightening Lotion

Beijing, China, July 21, 2104 -- Syneron Medical Ltd. (NASDAQ:ELOS), a leading global aesthetic device company, announced today that it has received the China Food and Drug Administration (CFDA) clearance for its elure™ Advanced Skin Brightening Lotion.  The elure skin brightening solution is a new cosmetic product originally available only from dermatologists, plastic surgeons and other medical aesthetic providers.

Based on a proprietary and unique formulation, elure Advanced Skin Brightening Lotion has been shown to act rapidly and safely.  In a clinical study conducted at Peking University First Hospital, a statistically significant improvement in skin tone evenness, overall fairness and brightness was observed as early as Day 7 following the start of treatment, based on quantified measurements and dermatologist assessment.

In clinical studies conducted in China, Korea and the United States, elure Advanced Skin Brightening Lotion, with its unique formulation, showed a statistically significant improvement in overall skin appearance, with visible results in as fast as 7-8 days.  This improvement, as scientifically measured, included diminishing the appearance of discoloration while correcting uneven skin tone to reveal a brighter, more glowing complexion.

“The People’s Republic of China is a core country and focus for elure™ in Syneron’s Asia-Pacific strategy and the CFDA clearance is the gateway to commercialization.  Research shows that 25-50% of consumers in Asia use skin lightening products on a daily basis. In China, skin care products are a $9.6 billion market, with skin lightening retail revenues estimated at $1.9 billion.  With outstanding efficacy, elure Advanced Skin Brightening Lotion has a high safety profile that makes it suitable for all skin types, including the most sensitive skin, which are important benefits for Chinese consumers,” confirmed Amit Meridor, CEO of Syneron Medical Ltd.

“For the past 3 years, I have been recommending the use of elure Advanced Skin Brightening Lotion for my patients with hyperpigmentation.  Since it is a non-hydroquinone lightening product, it does not irritate the skin. My patients have been very pleased with their clinical results, often reporting diminished pigmentation and improved skin tone within a month of regular use,” said Dr. Tina Alster, Clinical Professor of Dermatology at Georgetown University and Director of the Washington Institute of Dermatologic Laser Surgery in Washington, DC.

About Syneron Medical Ltd.

Syneron Medical Ltd. (NASDAQ: ELOS) is a leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under three distinct brands, Syneron, Candela and CoolTouch. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the U.S. The Company markets, services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan and Hong Kong and distributors worldwide.

elure™ Advanced Skin Brightening Lotion is sold as a topical cosmetic intended to beautify skin is not subject to evaluation by FDA in the US . All product information provided is intended to be for informational purposes only. The information about skin conditions provided herein does not constitute medical or pharmaceutical advice and should not be relied upon as a substitute for qualified medical consultation with health professionals.

Additional information can be found at www.syneron-candela.com

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include the expectations, plans and prospects for the Company, including potential clinical successes, anticipated regulatory approvals, treatment of various medical conditions, future product launches, and projected revenues, margins, earnings and market shares. The statements made by the Company are based upon management's current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include market conditions, market acceptance of new products, and other factors beyond the Company's control and the risk factors and other cautionary statements described in the Company's filings with the SEC, including those described in the Company's most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical makes with the SEC. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.'s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.  These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.'s views as of any date after the date of this document. The Company does not intend to update these statements and undertakes no duty to any person to provide any such update under any circumstance

Contacts:

Zack Kubow, The Ruth Group zkubow@theruthgroup.com 646-536-7020

Hugo Goldman, Chief Financial Officer Hugo.Goldman@syneron.com

Syneron Medical – Public Relations pr@syneron.com

APAC Headquarters infoasia@syneron.com